                                                                    EXHIBIT 99.2

            MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND RELATED NOTES FOR
THE YEAR THEN ENDED. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE
WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN UNITED STATES ("US GAAP").

OVERVIEW

We are a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunications, networking and home broadband equipment makers.

Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public, home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Metalink's wireless solutions, MIMO-based WLANPLUS(TM), are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications.

During the last few years we invested most of our research and development resources to developing high-throughput wireless local area network (HT-WLAN)
chipsets.

We believe that leveraging our expertise in the wireline broadband silicon industry to enter the wireless silicon industry will provide us with the opportunity to tap a market with significant growth potential. Accordingly, we have reallocated our research and development resources to address primarily the wireless LAN market. We believe that this reallocation of resources is reflected in our financial results and will continue to be reflected in our financial results unless and until we begin to realize significant revenues from the wireless LAN market. In 2007, our R&D resources were focused on our wireless solution development.

The 2001 decline in the telecommunications industry, at a time when we had begun expanding our R&D and other expenditures, caused an operating loss of $15.7 million. During 2002, a time of even further industry declines, we cut expenditures, but still sustained an operating loss of $18.6 million. Our 2003 revenues more than doubled from 2002, and surpassed those of 2001, but we expanded our R&D efforts and the operating loss was $15.2 million. Revenues for 2004 were $22.1 million, almost 50% higher than in 2003. However, as we expanded our R&D and Sales and Marketing efforts, our operating loss narrowed only to $14.3 million. Revenues for 2005 were $14.5 million, a 30%
decrease from 2004. The decrease was due to slowdown in the deployment of our products, mainly in Asia Pacific. Operating loss increased to $17.5 million primarily due to the decline in revenues and to the increase in R&D expenses. Revenues for 2006 were $14.5 million, the same level as revenues in
2005. Operating loss for 2006 was $17.5 million, the same level as the operating loss in 2005.

Revenues in 2007 were $10.2 million a decrease of 30% compared with revenues of
$14.5 million in 2006. Our revenues in 2007 included first-time revenues of $0.3 million of the Company's WLANPLUS chipsets, with the remainder derived from legacy XDSL sales. In 2007 we faced a decrease in demand for both our SHDSL and for our VDSL products. Operating loss for 2007 was $25.6 million, compared to operating loss of $17.5 million in 2006.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the
United States. A change in those accounting rules can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, and the use and recoverability of inventory. Actual results could differ from those estimates. The markets for our products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future realizability of our assets.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

Revenue is recognized upon the shipment of products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. We generally provide a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

Our revenue recognition policy is significant because our revenue is a key component of our operations. In addition, our revenue recognition determines the timing of certain expenses, such as royalties and sales commissions. Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength. In some cases, we secure payments by a letter of credit or other instrument.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined on a moving average basis. We regularly review inventory values and quantities on hand and write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory items past usage rates and future expected usage rates.
Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

STOCK-BASED COMPENSATION

The Company applies SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)").
The Company's net loss for the year ended December 31, 2007 and 2006 includes
$1.5 million and $1.2 million of compensation expenses related to the Company's share-based compensation awards, respectively. The stock based compensation accounting is critical because of the discretion of management in determining the inputs that is used in calculation of the fair value of options granted.
Such inputs include the Company's share volatility, and the expected term of options granted.

CHANGES TO FINANCIAL ACCOUNTING STANDARDS

In December 2007, the FASB issued FASB 141(R), "Business Combinations" of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction;
establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

In December 2007, the FASB issued FASB 160 "Noncontrolling Interests in
Consolidated Financial Statements-an amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way-as equity in the consolidated financial statements.
Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after
December 15, 2008. We do not expect that the adoption of these standards will have a material impact on our consolidated financial statements.

OPERATING RESULTS

GENERAL

REVENUES. Our revenues have been derived from sales of our chipsets to our customers with whom we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars in accordance with generally accepted accounting principles in the United States. For the year ended December 31, 2007, four customers accounted for approximately 69% of our revenues.

We sell our chipsets in Asia, Europe and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2007, approximately 63% of our sales were to customers in Europe and Israel, 23% in North America and 14% in Asia.

COST OF REVENUES. Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, depreciation and amortization of equipment used in the manufacturing process, salaries and other personnel related expenses for those engaged in operations, fees for subcontractors who manufacture, assemble and test our chipsets, and other overhead expenses and royalties paid to the Government of Israel and to certain third parties.

GROSS RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel related expenses for those engaged in the design, development and enhancement of our products, software license fees, depreciation and amortization of equipment and software used in research and development, and other overhead expenses. In addition, we subcontract certain activities mainly the mask development production of our chips to unaffiliated third parties. Research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives. We expect these expenses to maintain a similar level of expenses in the future as we continue to develop new products and product applications.

RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages certain research and development projects. Since
2003 we have been receiving grants from the Office of the Chief Scientist for the development of our products. In addition, the European Commission encourages research and development projects, which are performed as part of an international consortium. In 2004, 2005 and 2006, we received grants from the
European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

SELLING AND MARKETING. Selling and marketing expenses consist primarily of salaries and other personnel related expenses for those engaged in the sales, marketing and support of our products, as well as commissions, trade show, promotional and public relations expenses. Our success in increasing revenues depends on our ability to increase our customer base, achieve design wins, drive industry standards and introduce new products and product applications.
Accordingly, we intend to pursue sales and marketing campaigns, and we therefore expect these expenses to increase in the future.

GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel related expenses for executive, accounting and administrative personnel, professional fees, and other general corporate expenses. As we incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

STOCK BASED COMPENSATION. In 2006 we initially implemented SFAS No. 123(R). The implementation of SFAS No. 123(R) resulted in 2007 and in 2006 in stock-based compensation expenses of $1.5 million and $1.2 million, respectively.

FINANCIAL INCOME, NET. Financial income, net consists primarily of interest earned on marketable debt securities and certificates of deposits in which we invested, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and bank commissions.

TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income
Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows:
27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our taxable income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations.

                                                     YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                 2005         2006         2007
                                                 ----         ----         ----

Revenues                                          100%         100%         100%
Cost of revenues:
     Costs and expenses                            47           49           47
     Royalties to the Government of Israel          3            3            3
                                                 ----         ----         ----
Total Cost of revenues                             50           52           50
                                                 ----         ----         ----
Gross profit                                       50           48           50
Operating expenses:
     Gross research and development               139          141          251
     Royalty bearing grant                         24           20           26
                                                 ----         ----         ----
     Research and development, net                115          121          225
     Selling and marketing                         40           34           53
     Non-cash compensation                         15           14           24
                                                 ----         ----         ----
Total operating expenses                          170          169          302
                                                 ----         ----         ----
Operating loss                                   (120)        (121)        (252)
Financial income, net                               8            9           13
Net loss                                         (112)%       (112)%       (239)%
                                                 ----         ----         ----

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

REVENUES. Revenues in 2007 were $10.2 million a decrease of $4.3 million compared with revenues of $14.5 million in 2006. Our revenues in 2007 included a first-time revenues of $0.3 of the Company's WLANPLUS chipsets, with the remainder derived from legacy XDSL sales. In 2007 we faced a decrease in demand for both our SHDSL and for our VDSL products.

COST OF REVENUES. Cost of revenues was $5 million in 2007, a decrease of $2.5 million compared with cost of revenues of $7.5 million in 2006. Said decrease is in-line with the Company's decrease in revenues. Cost of revenues as a percentage of revenues decreased in 2007 slightly to 50% from 52% in 2006.

GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $25.5 million in 2007, an increase of $5 million compared with gross research and development expenses of $20.5 million in 2006. Said increase is due to enhancement of our Wireless LAN products research and development efforts, primarily attributable to personal and related expenses and to subcontractors related expenses. Gross research and development as a percentage of revenues increased to 251% in 2007 from 141% in 2006. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $2.6 million in 2007 compared with grants from the Office of the Chief
Scientist and from the European Commission of $2.9 million in 2006, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $22.9 million in 2007, or 225% of revenues, compared with $17.6 million in 2006, or 121% of revenues.

SELLING AND MARKETING. Selling and marketing expenses were $5.4 million in 2007, an increase of $0.5 million compared with selling and marketing expenses of $4.9 million in 2006. This increase is primarily attributable to personal and related expenses due to the increase in selling and marketing personnel in 2007 compared to 2006. Selling and marketing expenses, as a percentage of revenues, were 53%
in 2007 compared to 34% in 2006.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.5 million in 2007, an increase of $0.5 million compared with general and administrative expenses of $2.0 million in 2006. This increase is primarily attributable to personal and related expenses and to professional expenses.
General and administrative expenses as a percentage of revenues were 24% in 2007 compared to 14% in 2006.

STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.5 million in
2007 compared with Stock-based compensation expenses of $1.2 million in 2006, an increase of $0.3 million. The increase is attributable to an increase in option grants to employees in 2007 compared to 2006 at a similar weighted average fair value of options granted. Stock-based compensation expenses are included in profit and loss items both in 2007 and 2006. Stock-based compensation expenses as a percentage of revenues in 2007 were 14.7% compared to 8.3% in 2006.

FINANCIAL INCOME, NET. FINANCIAL INCOME, NET WAS $1.3 MILLION IN 2007 AND IN
2006.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

REVENUES. Revenues in 2006 were $14.5 million, the same as in 2005. In 2006 we faced an increase in demand for our SHDSL products in Europe, combined with an increase in deployment of our VDSL products in Asia Pacific, mainly in Korea, offset by a decrease in demannd for VDSL products in North America.

COST OF REVENUES. Cost of revenues was $7.5 million in 2006, a minor decrease of
$0.2 million compared with cost of revenues of $7.3 million in 2005. In the forth quarter of 2006 we wrote off $1 million of inventory designated mainly for one customer, offset by non-refundable fees received from the same customer in the amount of $1 million. Cost of revenues as a percentage of revenues increased slightly to 52% in 2006 from 50% in 2005.

GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $20.5 million in 2006, an increase of $0.4 million compared with gross research and development expenses of $20.1 million in 2005. We maintained the same level of gross research and development expenses in 2006 as in 2005 primarily due to enhancement of our Wireless LAN products research and development efforts. Gross research and development as a percentage of revenues increased to 141% in 2006 from 139% in 2005. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist and the European Commission, totaling $2.9 million in 2006 compared with $3.5 million in 2005, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $17.7 million in 2006, or
121% of revenues, compared with $16.6 million in 2005, or 115% of revenues.

SELLING AND MARKETING. Sales and marketing expenses were $4.9 million in 2006, a decrease of $0.9 million compared with sales and marketing expenses of $5.8 million in 2005. This decrease is primarily attributable to a decrease in advertising and related expenses and personnel and related expenses. Selling and marketing expenses, as a percentage of revenues, were 34% in 2006 compared to
40% in 2005.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.0 million in 2006, a decrease of $0.3 million compared with general and administrative expenses of $2.3 million in 2005. General and administrative expenses as a percentage of revenues were 14% in 2006 compared to 15% in 2005.

STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.2 million in
2006 compared to amortization of deferred stock compensation of $17,000 in 2005, an increase of $1.2 million. This increase is attributable to the initial adoption of SFAS No. 123(R), "Share-Based Payment". Stock-based compensation expenses as a percentage of revenues in 2006 were 8.3% compared to amortization of deferred stock based compensation, as a percentage of revenues of 0.1% in
2005, the increase, as mentioned above, is attributable to the initial adoption of SFAS No. 123(R).

FINANCIAL INCOME, NET. Financial income, net was $1.3 million in 2006, an increase of $0.1 million compared with financial income, net of $1.2 million in
2005.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, we had cash and cash equivalents of $7.3 million, short-term investments of $17.2 million and long-term investments of $2.2 million. In August 2007, the Company has entered into Purchase Agreements with institutional investors ("Purchase Agreements"). Pursuant to the Purchase
Agreements, the Company agreed to sell 3,200,000 ordinary shares at $6.00 per share. The net proceeds from the Purchase Agreements amounted to $18 million. At
December 31, 2006, we had cash and cash equivalents of $4.8 million, short-term investments of $18.3 million and long-term investments of $5.5 million.